

August 2, 2021

Paul Jacobson
Chief Executive Officer
Thorne Healthtech, Inc.
152 W. 57th Street
New York, NY 10019

> **Re: Thorne Healthtech, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 28, 2021**
> **File No. 333-257987**

Dear Mr. Jacobson:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Recent Developments, page 9

1. We note that you intend to disclose, in part, preliminary financial results for the quarterly period ended June 30, 2021. Please revise your disclosure to address the following:
    - For each measure presented, please indicate whether or not the measure is consistent with the current trend disclosures in MD&A, with a qualitative discussion of why this is the case.
    - Please tell us why you believe that presenting your estimated results for revenue and net income (loss) without providing estimated disclosure regarding changes in other financial statement line items during the same period is appropriate and does not provide investors with an incomplete picture of your results of operations.
    - Please confirm your understanding that should full financial statements become available before effectiveness, you must update the filing to include full results even

if you are not required to update.

You may contact Ibolya Ignat at (202) 551-3636 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences